FROM:     Lawrence A. Rand              Michael Goldstein
          Kekst and Company             Toys "R" Us, Inc.
          437 Madison Avenue            461 From Road
          New York, NY 10022            Paramus, NJ 07652
          (212) 593-2655                (201) 599-6981

FOR:      Toys "R" Us, Inc.             FOR IMMEDIATE RELEASE
          (NYSE:TOY)

TOYS "R" US REPORTS SALES FOR CHRISTMAS SEASON AND ELEVEN MONTHS;
                  MANAGEMENT CHANGES ANNOUNCED

          Sales for the Christmas Season Rose 14.9% with
          Comparable U.S.A. Toy Store Sales Up 7.4%

          Sales for the Eleven Month Period Increased 10.8% to
          $7.458 Billion

          Goldstein Named Chief Executive Officer; Nakasone Becomes President and Chief Operating Officer; Lazarus Continues as Chairman of the Board and Chairman of Executive Committee (Effective February 1, 1994)


PARAMUS, NEW JERSEY, January 3, 1994 -- Toys "R" Us, Inc., the world's largest children's specialty retailing chain, today reported that its sales for the Christmas selling season (eight weeks ended December 25, 1993) increased 14.9% to $3.406 billion, compared to $2.965 billion for the same period a year ago. The Company also said that its year-to-date sales rose 10.8% to $7.458 billion from $6.732 billion in the same period last year.

Commenting on the results, Charles Lazarus, Chairman and Chief Executive Officer of Toys "R" Us, stated, "Our comparable U.S.A. toy stores sales rose 7.4% for the 1993 Christmas season and 3.5% for the eleven months. This strong performance reflects the continued success of our strategy of providing the best selection of merchandise available at everyday low prices, as well as several new marketing and merchandising initiatives implemented this year. These include the roll-out of one of the "specialty boutiques" within our stores, Books "R" Us, the expanded use of our Toys "R" Us catalog and the acceleration of our Geoffrey Helper program.

Internationally, in local currencies our comparable store sales increased in low single digits in Canada, the United Kingdom, France and Austria. Our German, Japanese and Spanish toy stores experienced comparable store sales decreases. Our international stores were adversely impacted by the recessionary environments in those countries. We continue to be pleased with the acceptance of our new stores throughout the world. During 1993, we expanded our market share by opening 67 stores outside of the United States, including stores in five new countries. In 1994, we expect to increase our international expansion rate to over 70 new stores and open our first stores in Scandinavia.

Kids "R" Us had moderate comparable store sales increases in a difficult apparel sales environment, continuing the third quarter trend."

MANAGEMENT CHANGES

Mr Lazarus also said that the Board of Directors has elected Michael Goldstein, Vice Chairman, to the position of Chief Executive Officer. Robert C. Nakasone has been elected President and Chief Operating Officer and named to the Board's Executive Committee. The appointments are effective February 1, 1994.

Mr. Lazarus remains Chairman of the Board as well as Chairman of the Executive Committee.

"These appointments are an integral part of our succession planning process and give added responsibilities to our two most senior executives," Mr. Lazarus said. "As CEO, Mr. Goldstein will be primarily responsible for overall corporate strategy. Kids "R" Us and corporate staff functions including finance, administration, information systems, legal and real estate will report to Mr. Goldstein. As COO, Mr. Nakasone will handle the day-to-day direction of the company's activities and oversee our United States and International toy divisions," Mr. Lazarus concluded.

Mr. Goldstein, 52, joined Toys "R" Us in 1983. Prior to coming to the company, he was Senior Executive Vice President-Operations and Finance of Lerner Stores Corporation. Preceding that, he was a partner in the international accounting firm of Ernst & Young. He graduated magna cum laude with a B.S. degree in economics from Queens College. He was the recipient of the Haskins gold medal for achieving the highest score in the C.P.A. examination in New York State.

In addition to being a member of the Board of Toys "R" Us, Mr. Goldstein is a member of the Board of Directors of the 92nd Street Y, chairman of the Queens College Foundation and chairman of its Accounting and Information Systems Advisory Board. He is married and has two daughters.

Mr. Nakasone, 46, joined Toys "R" Us in 1985. Prior to joining the company, he was Vice President-General Manager of the Midwest division of Jewel Food Stores, a division of Jewel Companies, Inc. Preceding that, he was President of Brighams Ice Cream Sandwich Shops, a division of Jewel Companies, Inc.

Mr. Nakasone grew up in southern California and attended Claremont McKenna College where he received his B.A. in 1969, cum laude. He graduate with honors in 1971 from the University of Chicago Graduate School of Business Administration. In addition to being on the board of Toys "R" Us, he is a Trustee of Claremont McKenna College and member of the Board of Directors of Staples, Inc. He is also honorary chairman of the Japanese-American National Museum leadership campaign. He is married and has four children, two daughters and two sons.

Toys "R" Us is the world's largest and fastest growing children's specialty retailing chain currently operating 581 toy stores in the United States, 234 international toy stores and 217 Kids "R"
Us children's clothing stores.

                               ###